Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

IVORIAN GOVERNMENT URGED TO ‘THINK BIG’ ABOUT MINING’S ROLE IN ECONOMY

Tongon Gold Mine, Côte d’Ivoire, 22 October 2017 – Côte d’Ivoire has all the ingredients for the development of a world-class mining industry, capable of making an enormous contribution to the country’s economy, but to achieve this, government and the mining sector need to work together in a committed, long term partnership, Randgold’s chief executive Mark Bristow said here today.

Speaking to local media at Randgold’s Tongon mine, Bristow said Côte d’Ivoire was highly prospective and had one of Africa’s most investor-friendly mining codes as well as a relatively modern infrastructure. Mining was already making a big contribution to the country’s economy – to date, Tongon alone has paid almost $1 billion to the State and to local suppliers and contractors – but for its full value-creating potential to be realised it should be integrated into the government’s overall economic and infrastructural planning.

“Côte d’Ivoire needs more Tongons and that means more investment by the mining sector as well as by the government. It’s particularly important to encourage exploration, and to maintain a fiscal and operational environment capable of attracting international capital providers and mine developers. The benefits to the country of a growing, sustainably profitable mining industry are huge, and the government needs to think big about cultivating such an important asset,” Bristow said.

“Issues that should be addressed immediately are the increasingly serious problem of illegal gold mining, the granting of permits to companies that lack exploration capacity and expertise and a history of delivering world class mines, and the acceleration of the permitting process,” he said.

Turning to Tongon’s performance, Bristow said the mine was on track to achieve its 2017 production target of 285 000 ounces of gold at a total cash cost of less than $700 per ounce. Power supply from the national grid remained challenging with the gap between the reliability of the service and its cost growing.

He also noted that Tongon had funded the expansion of the power grid to the amount of $28 million but had as yet received no indication of when and how the State-owned electricity company would reimburse Tongon for its investment.

“Any partnership involves some negotiations and these have always been managed satisfactorily in the course of Randgold’s long and mutually productive relationship with Côte d’Ivoire. That’s why we have already invested approximately $100 million in exploration since 1995 and are planning to continue to invest in this country. Our exploration programmes are designed not only to lengthen Tongon’s life but also to find new world-class mines in our extensive and exciting portfolio of prospects elsewhere in Côte d’Ivoire. For their part, the government should encourage investment by facilitating access to ground for companies that have both the financial strength and technical expertise to expand the industry,” he said.

“We continue to invest in our people and our community at Tongon, building a legacy of skills and economic opportunities that will long outlive the mine. Thanks to our policy of employing and upskilling our host country nationals, Tongon is almost entirely operated and managed by Ivorians. In the local community, our education programmes and water supply projects are making a significant contribution to the quality of life and future prospects of the people of Côte d’Ivoire.”

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Financial Director Graham Shuttleworth +44 779 771 1338	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this news release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.